TAG Oil Provides Cheal Update

Vancouver, British Columbia – November 1, 2007 – Independent Canadian oil and gas production and exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the operator of the Cheal oil field, Austral Pacific Energy has informed TAG that the Cheal A3X production well located at the main Cheal A site has been temporarily shut-in due to mechanical problems. As a result, the daily production at Cheal has reduced to approximately 140 barrels of oil per day gross. Austral’s preliminary investigation has indicated that pressure and fluid loss was caused by a leak in the production casing. A review of remedial options for the well has been instigated and the operator will implement a temporary solution to re-establish production over the next two weeks.

Following this operation, the well will be monitored to determine if further remedial work is necessary, including the possibility of a work-over which would be scheduled for December 2007.

The operator of the permit also informed the Company that the planned tie in of the B2 and B3 wells into the Cheal Production Station is progressing according to schedule. The wells, which are located at the satellite Cheal B site, were shut-in as part of the installation of the permanent connections to the production facility and are scheduled to return on-stream by December 15, 2007.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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